

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 8, 2018

George Achniotis
Chief Executive Officer
Navios Maritime Holdings, Inc.
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

> **Re:** **Navios Maritime Holdings, Inc.**
> **Form 20-F for the Year Ended December 31, 2016**
> **Filed April 27, 2017**
> **File No. 001-33311**

Dear Mr. Achniotis:

We have reviewed your December 8, 2017, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2017, letter.

Form 20-F for the Year Ended December 31, 2016

1. We note that your market capitalization is significantly below equity value at both December 31, 2016 and June 30, 2017. Please explain to us how you have considered this significant difference in your goodwill impairment analysis as of December 31, 2016. Also, please tell us if you have performed a goodwill impairment analysis subsequent to December 31, 2016 and if so, tell us the results of the analysis.

2. We note that the Dry Bulk Comparable Company Analysis reflects that the median and average EV/EBITDA are similar to your EV/EBITDA for the years 2016E, 2016A, and 2017E. In light of the fact that there is only one peer company used in the average for 2016E and 2016A, and two companies used in the average for 2017E, please explain to us why you believe it is reasonable to use this average. Also, in 2018E when there are more peers included in the average, we note that your EV/EBITDA differs significantly

from the peer median and average. Please explain to us how you resolve this discrepancy.

3. We note that the dry bulk vessel operations was valued using both the market approach and income method, however the logistics business was valued based only on the income method. Please explain to us why you did not use the market approach for determining the fair value of the logistics business.

4. We note from your response how you determined your control premium. Please note that the control premium should be calculated based on factors specific to your company. Please quantify the factors you have given that justify the control premium (i.e. number of vessels in fleet, and synergies and operating efficiencies).

You may contact Kristin Shifflett at 202-551-3375, Claire Erlanger at 202-551-3301 or me at 202-551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure